
October 9, 2014

Via E-mail
Jeffrey I. Rassás
President
Nuvola, Inc.
8800 N. Gainey Center Dr., Suite 270
Scottsdale, AZ 85258

> **Re: Nuvola, Inc.**
> **Registration Statement on Form 10**
> **Filed September 18, 2014**
> **File No. 000-55212**

Dear Mr. Rassás:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your discussion of the reasons for the spin-off on page 10. In your response letter, please provide us with a detailed legal analysis of why you believe that there is a valid business purpose for the spin-off in light of the guidance in Staff Legal Bulletin No. 4 that "the creation of a public market in the shares of a company that has minimal operations or assets" is not a valid business purpose. Based on the minimal operations and assets of Nuvola it appears that registration of the distribution may be required.

2.   In light of your nominal assets and your statement on page 1 that your operations have been limited to start-up and developmental activities, please provide us with your analysis of whether you are a shell company as that term is defined in Exchange Act Rule 12b-2. If you are a shell company, please add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the

conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

3.   It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Item 1. Business, page 4

4.   It appears that your operations have been limited to date, that you have no existing product, are not currently marketing any services, and have not yet provided any products or services to independent customers. Nevertheless, throughout your filing you emphasize your activities as a provider of business-to-business cloud integration services, and you refer to services and solutions that do not appear to be developed or currently offered. Please revise throughout to accurately describe the current status of your business operations, carefully distinguishing actual accomplishments from your plans. To the extent the products and services you hope to provide are not yet developed, describe the status of your developmental efforts as well as the potential difficulties that may preclude you from completing the development of proposed offerings. As it appears you do not have any independent customers, the references to them that appear frequently in your filing should be revised to provide appropriate factual context. Ensure that you consistently and precisely describe your intended business. Also, clarify what you plan to offer on the website under development that you describe as a primary asset and key to revenue generation.

Business Development Summary, page 4

5.   Where you refer to Bollente, please emphasize your parent's limited operations, including that it only began generating revenue in 2014 and state the dollar amount of revenues Bollente has received through the most recent reported financial statement period. Also, indicate that Bollente conducts its operations through a staff of three part-time employees. Your references to Bollente's generation of revenue from the sale of its electric water heater should be accompanied by such factual context regarding the limited scope of its operations.

Our Industry, page 5

6.   With respect to every third-party statement in your prospectus, such as the information attributed to Gartner, Inc., please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports. Finally, we note that the Gartner, Inc. report is from 2011. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of this source. If you are aware

of any such reports, please confirm that the conclusions do not vary materially from the cited reports and consider including disclosure regarding the continued utility of the report. Lastly, identify the portion of the $2.9 billion market that you reference that you realistically expect to be able to address with proposed offerings.

Market and Revenue Generation, page 8

7.   Please provide support for your claim that Mr. Rassás has "extensive technology knowledge and entrepreneur skills." Disclose the nature and scope of his "extensive knowledge" on page 15. Alternatively, delete these claims.

Employees, page 9

8.   Please clarify whether you have an employment agreement with Mr. Rassás. If you have such an agreement, please file it and describe its material terms. If you do not have such an agreement, please add a risk factor discussing the risks to your company and its shareholders resulting from the lack of an employment agreement with Mr. Rassás.

9.   On page 25 you state that Mr. Rassás currently serves as CEO of Airwave Labs, Corp. In light of his involvement with another business, please specify the minimum amount of time per week that he devotes to your company. If Mr. Rassás works less than full time for the company, please include a risk factor indicating the amount of time that he dedicates to the company and discuss any related material risks to the company and investors. Also, please address in the risk factor whether Mr. Rassás' outside employment creates a material risk of conflicts of interest with the company and, if so, how such conflicts will be resolved.

Independent Contract Agreement, page 9

10.   Please file the agreement with Card a Client LLC pursuant to which Mr. Maines is engaged as your Chief Technology Officer.

The Spin-Off

Reasons for Furnishing this Information Statement, page 13

11.   The information statement appears to have been mailed on September 18, 2014. Please advise us how you plan to provide your shareholders with updated information about the transaction, and when. Take care to distinguish between references to this registration statement and to the information statement.

Item 1A. Risk Factors

Risks Relating to the Spin-Off, page 14

12.   Please tell us what consideration you have given to including a risk factor that discusses that Bollente's creditors, or other parties, may challenge the distribution of your shares by Bollente under fraudulent conveyance, or other similar, laws and describing the potential adverse consequences of such creditor action.

We have no history as an independent public company…, page 14

13.   Please revise this risk factor to quantify the anticipated minimum amount of increased expenses you will incur in connection with complying with your SEC reporting obligations.

Our accounting and other management systems and resources may not be adequately…, page 14

14.   Please revise the caption and body of this risk factor to inform potential investors that management will not be required to conduct an evaluation of the effectiveness of its internal controls over financial reporting until the fiscal year for which your second annual report is due. Also, state that so long as you remain a smaller reporting company, you will be exempt from the auditor attestation requirements concerning management's reports on effectiveness of internal controls over financial reporting.

Risks Relating to Our Industry and Our Business, page 15

15.   Please include a separate risk factor that discusses the minimum period of time you will be able to conduct planned operations using currently available capital resources and the extent to which you currently use capital resources in your operations on a monthly basis. Alert investors to the minimum additional capital you estimate is necessary to fund planned operations for a 12-month period from the effective date. Please include a corresponding discussion in the liquidity and capital resources section of your management's discussion and analysis.

We depend on software and technology licensed to us by third parties…, page 18

16.   It appears that this risk factor should focus on the license agreement described on page 29. In your response letter, tell us whether you are dependent upon software and technology licensed by third parties other than Bollente. Also, tell us the basis of your statement on page 20 asserting that you have made significant investments in software research and development and product development. The financial statements do not appear consistent with this statement.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Six Months Ended June 30, 2014, page 22

17.   Please describe the related party transaction with your parent, Bollente, which generated
        the only revenues you reported in this period. Additionally, please describe the nature of
        the professional services you received in exchange for $174,105.

Liquidity and Capital Resources, page 22

18.   Please describe the capital investments you state you have received from Bollente since
        inception, discuss the material terms of the $13,000 loan from Bollente and file that
        agreement as an exhibit.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24

19.   Item 403(b) requires that you present the beneficial ownership of all directors and
        executive officers as a group. Please remove shares beneficially owned by any principal
        stockholders that are not also directors or executive officers from the last row of this
        table.

20.   Please tell us whether any of the holders of the 2014 convertible notes are entitled to
        receive in excess of 5% of the outstanding shares of common stock upon conversion of
        their convertible notes, and if so, expand the beneficial ownership table accordingly.
        Additionally, please tell us whether Mr. Rassás' beneficial ownership calculation
        includes shares underlying his convertible promissory note and whether that note is
        convertible within 60 days.

Item 5. Directors and Executive Officers

Duties, Responsibilities and Experience, page 25

21.   Please discuss the specific experience, qualifications, attributes or skills that led to the
        conclusion that each of your directors should serve as a director. See Item 401(e) of
        Regulation S-K.

Jeffrey I. Rassás, page 25

22.   Please revise to provide context for your statement that Mr. Rassás served as CEO and
        President of YouChange Holdings Corp., a publicly traded company. In this regard, it
        appears that YouChange became a public company on March 30, 2010 as the result of a
        reverse merger, Mr. Rassás served as the CEO of YouChange from July 19, 2010 to
        October 17, 2012 and YouChange was a developmental-stage company that had just over

$100,000 in revenue during his term. Additionally, please describe specific accomplishments, in quantitative as well as qualitative terms, that support your statements of the successes of Mr. Rassás with Global Alerts and its subsidiaries.

Involvement in Certain Legal Proceedings, page 26

23.   Please remove the knowledge qualifier and revise the text under this heading to conform to Item 401(f) of Regulation S-K.

Executive Compensation

Future Compensation, page 28

24.   Please revise this section to explain the arrangements for compensation that have been agreed upon and the periods for which any payments have been deferred. In this regard, it is unclear whether you owe Mr. Rassás compensation for prior periods and are continuing to accrue such obligations over time. If Mr. Rassás is entitled to payments for deferred compensation, please clarify the amounts of these obligations. Compensation amounts should appear on the summary compensation table.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 28

25.   Please discuss the material terms of your $135,000 loan to a subsidiary of Bollente under this heading. It appears that the source of the funds loaned to your parent was the money received from the convertible note investors. Please disclose this, if true. Additionally, please tell us what consideration you have given to filing the agreement covering the loan to Bollente's subsidiary as an exhibit.

26.   Please revise the discussion of your November 2013 loan from Bollente to provide all of the information required by Item 404(a)(5) of Regulation S-K. In this regard, we note that page F-11 of your financial statements states that the indebtedness was $73,100 as of June 30, 2014.

Item 10. Recent Sales of Unregistered Securities, page 32

27.   You issued 248,224 shares of common stock to Bollente in exchange for reimbursement totaling $248.22. Please describe the loan or other transaction to which this reimbursement relates.

28.   Please discuss your June 2014 issuance of convertible notes under this heading. Ensure that you provide all of the information required by Item 701 of Regulation S-K.

Item 12. Indemnification of Directors and Officers, page 33

29.   Provide a brief summary of the relevant sections of your articles of incorporation, bylaws
        and Nevada corporate law that permit or require the indemnification of your officers and
        directors.

Item 15. Financial Statements and Exhibits

Exhibit Index, page 34

30.   Your exhibit index states that the consent of De Joya Griffith, LLC has been filed as
        Exhibit 23.1; however, no such exhibit was filed. Please reconcile this discrepancy.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-
3462 with any other questions.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via E-mail
        Donald J. Stoecklein, Esq.
        Stoecklein Law Group, LLP